Exhibit 99.5

NOTICE OF REVOCATION OF ENTRUSTED VOTING POWER

Date: May 13, 2024

To: WANG INVESTORS CO., Ltd

Cc: TIAN RUIXIANG Holdings Ltd, Shareholders

From: Unitrust Holdings Limited

Address: Room 1001, 10/F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China

Subject: Revocation of Entrusted Voting Power

This notice is to formally inform you that Unitrust Holdings Limited ("Unitrust"), under the direction of its sole director, Ms. Mufang Gao ("Gao"), hereby revokes the voting power previously entrusted to you regarding the shares held in TIAN RUIXIANG Holdings Ltd (the "Issuer"). This revocation is effective immediately.

1.	Details of the Revocation

a.	Date of Initial Entrustment:
August 18, 2023

b.	Affected Securities:
106,500 Class A ordinary shares, par value $0.005 each.
250,000 Class B ordinary shares, par value $0.005 each.

1.	Effective Date of Revocation
May 30,2024

2.	Reason for Revocation
The revocation of the entrusted voting power from WANG INVESTORS CO., Ltd is due to a strategic restructuring aimed at enhancing effectiveness in governance by Unitrust Holdings Limited.

3.	Consequence of Revocation
From the effective date of this revocation, all decisions and rights pertaining to the voting of the aforementioned shares will revert to Unitrust and Ms. Mufang Gao. You are required to cease all activities and representations in any matters related to the voting of these shares.

We request your acknowledgment of this notice and your cooperation in ensuring a smooth transition. Please contact us at the details provided above for any further clarification or to discuss any matters related to this notice.

Sincerely,

/s/ Mufang Gao
Mufang Gao
Director, Unitrust Holdings Limited